SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒               No o

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 1st, 2013 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated October 1st, 2013, the company reported that its Board of Directors called an Ordinary and Extraordinary Shareholders’ Meeting, to be held on October 31st, 2013, at 14:30 h., outside its registered office, at Bolívar 108, Floor 1, City of Buenos Aires, to discuss the following agenda:

1. Appointment of two shareholders to sign the minutes of the meeting.
2. Consideration of the rules contained in Resolution 609/2012 issued by the Argentine Securities Commission and the creation of a special reserve in the Shareholders’ Equity.
3. Consideration of the documents contemplated in Section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30th, 2013.
4. Consideration of net loss for the fiscal year ended June 30th, 2013, amounting to ARS 26,907,000, and its full or partial absorption by the “Special Reserve” account mentioned in item 2) above.
5. Consideration of reversal for up to ARS 120,000,000 of the balance in the “Reserve for New Projects” account and its distribution as dividends in cash and/or in kind for an amount of up to ARS 120,000,000. Delegation on the Board of Directors of powers for its implementation.
6. Consideration of the Board of Directors’ performance.
7. Consideration of the Supervisory Committee’s performance.
8. Consideration of compensation payable to the Board of Directors for ARS 17,547,324 (allocated amount) for the fiscal year ended June 30th, 2013 which recorded a computable loss within the meaning of the regulations issued by the Argentine Securities Commission. Delegation on the Board of Directors of powers to approve the Audit Committee’s budget.
9. Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30th, 2013.
10. Determination of the number and election of Regular Directors and Alternate Directors, as applicable.
11. Appointment of Regular and Alternate Members of the Supervisory Committee.
12. Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.
13. Updating of Shared Services Agreement report.
14. Treatment of amounts paid as personal asset tax levied on the shareholders.
15. Updating of report on Incentive Plan for the Company’s officers, as approved and ratified by the Shareholders’ Meetings of 2009/2010/2011 and 2012, respectively. Approval of actions taken. Extension of delegation of powers on the Board of Directors concerning its implementation, approval, ratification and/or rectification for a new period, as applicable.
16. Consideration of renewing the delegation on the Board of Directors of the powers to determine the time and currency of issuance and further terms and conditions as resolved by the Shareholders’ Meetings dated October 29th, 2009 and October 31st, 2011, for the issuance of short-term debt securities (valores representativos de deuda de corto plazo, “VCP”) for a maximum outstanding amount which shall not exceed at any time the peso equivalent of USD 30,000,000.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires from 10:00 am to 6:00 pm no later than October 25th, 2013. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon considering items 5) and 13) through 15) the Shareholders’ Meeting shall hold sessions in the nature of an extraordinary meeting which shall require that quorum be 60%. Eduardo Sergio Elsztain, Chairman, appointed by the Shareholders’ Meeting dated October 31st, 2011 and the Board Meeting of distribution of offices dated November 1st, 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Vice Chairman of the Board of Directors
October 3rd, 2013